SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item

1.	Free Translation of the letter to the to the Chairman of the Argentine National Securities Commission from Nortel Inversora S.A., regarding France Telecom Group’s sale of 48% of its holdings of shares of common stock of Nortel to W de Argentina Inversiones S.A.

2.	Press Release titled, “France Telecom divests its indirect interest in Telecom Argentina for US$125 million.”

Item 1

FREE TRANSLATION

NORTEL INVERSORA S.A.

Buenos Aires, September 9, 2003

To the Chairman of the Argentine National Securities Commission

Dr. Hugo Medina

Dear Sir:

Nortel Inversora S.A. (“Nortel”), a holding company whose shares of common stock are currently owned in equal amounts by the France Telecom Group and the Telecom Italia Group, has been informed that as of today, subject to approval by the Argentine authorities, the France Telecom Group has sold 48% of its holdings of shares of common stock of Nortel to W de Argentina Inversiones S.A., a company owned by the Werthein family. In addition, the France Telecom Group has granted W de Argentina Inversiones S.A. an option to purchase its remaining holdings of 2% of Nortel’s shares of common stock, which may be exercised at any time between January 31, 2008 and December 31, 2013.

We have attached hereto the press release issued by the France Telecom Group.

Yours faithfully,

María Elvira Cosentino

Nortel Inversora S.A.

Head of Investor Relations

Item 2

France Telecom divests its indirect interest in Telecom Argentina for

US$125 million

France Telecom announced today the sale of its indirect interests in Telecom Argentina to W de Argentina, an affiliate of the Los W group, a leading Argentinean investment company for a consideration in cash of US$ 125 million.

France Telecom and Telecom Italia each hold approximately 34% of voting rights and a 25.5% economic interest in Nortel Inversora (“Nortel”), the holding company which owns 54.7% of Telecom Argentina’s share capital. Prior to the sale, it is agreed that France Telecom and Telecom Italia will contribute their stakes in Nortel to a company created for this purpose, co-owned on a 50-50 basis by France Telecom and Telecom Italia. France Telecom will then sell 48% of this company’s stock to W de Argentina, alongside with an option for the purchase of the remaining 2%. The option is exercisable by W de Argentina at any time between January 31, 2008 and December 31, 2013.

The total consideration for this transaction, including the option price, is of US$125 million to be paid in full at closing.

The closing of the transaction is expected to take place as soon as all necessary authorizations will be obtained, in particular legal and governmental authorizations.

The Telecom Argentina group is one of Argentina’s two main telecommunications operators. It provides local and long-distance telephony, mobile communications (through its subsidiary Telecom Personal), data and Internet access services in northern Argentina. It also operates a mobile license in Paraguay through one of its subsidiaries. In 2002, Telecom Argentina registered revenues of 3.2 billion pesos (approximately US$ 1.2 billion) and had – at year end – a base of 3.6 million fixed lines and 2.7 million mobile customers.

Telecom Argentina stock is listed on the Buenos Aires and New York stock exchanges (as ADRs). Nortel preferred shares are listed on the Buenos Aires and New York stock exchanges.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: September 9, 2003	By:	/S/ MARIA ELVIRA COSENTINO
		Name:	Maria Elvira Cosentino
		Title:	General Manager and Sole Officer